EXHIBIT (10)(a)

CTS CORPORATION
PERFORMANCE SHARE AGREEMENT

THIS AGREEMENT (this "Agreement"), made by and between CTS CORPORATION, an Indiana corporation (together with any successors to all or substantially all of the business of such corporation, the "Company"), and Vinod M. Khilnani (the "Grantee"). Except as expressly provided herein, capitalized terms used herein shall have the meaning ascribed to such terms under the Company's 2004 Omnibus Long-Term Incentive Plan (the "Plan").

The execution of a Performance Share Agreement substantially in the form hereof has been authorized by the Compensation Committee (the "Committee") of the Company's Board of Directors. The Company hereby confirms to the Grantee, effective as of the Date of Grant, pursuant to the Plan, the grant of Performance Shares described below in Section 1 of this Agreement subject to the terms and conditions of the Plan and the terms and conditions described below.

1. <u>Grant</u>. Subject to the terms set forth in this Agreement and in the Plan, the Company hereby grants to the Grantee three awards of 8,333, 8,333 and 8,334 Performance Shares respectively, together with the opportunity to earn up to an additional approximately 50% of such Performance Shares (the "Award"), which the Grantee may earn during each of three separate performance periods (the "Tranches"), subject to a maximum of 25,000 Shares that may be earned in the aggregate.

2. <u>Performance Periods</u>. The performance periods will commence on July 2, 2007, July 2, 2008 and July 2, 2009 respectfully, the performance periods will end on July 1, 2010 (the "First Performance Period"), July 1, 2011 (the "Second Performance Period"), and July 1, 2012 (the "Third Performance Period"), respectively. The term "Performance Period" refers to any of the First Performance Period, the Second Performance Period or the Third Performance Period, as applicable, and the term "Vesting Date" refers to any of July 1, 2010, July 1, 2011 or July 1, 2012, as applicable.

3. <u>Performance Measure</u>. For purposes of this Agreement, "Performance Measure" means the Relative Total Stockholder Return goals established by the Committee for the Performance Period based on the Total Stockholder Return of the Company during each Performance Period relative to the Total Stockholder Return of a benchmark peer group comprised of the 32 entities set forth on <u>Exhibit A</u> (each, a "Peer"). For purposes of this Agreement, "Total Stockholder Return" means the appreciation in the price of a share of common stock plus reinvested dividends (including dividends paid in cash or other property) over a specified period of time. Such peer group of entities (the "Peer Group") will be adjusted during the Performance Period, if necessary, as determined by the Committee, according to the protocol set forth on <u>Exhibit A</u>.

The Performance Measure for the Performance Period covered by this Agreement is set forth on <u>Exhibit B</u>. The following applies with respect to the Performance Measure:

    (a) The Total Stockholder Return of the Company and each Peer will be determined and the Performance Measure evaluated separately for each Performance Period, and the Award will be determined based on the matrix set forth on <u>Exhibit B</u> (the "RTSR Matrix"); and

    (b) In no event shall the Grantee be entitled to receive more than 25,000 Shares under this Agreement in the aggregate.

4. <u>Earning Performance Shares; Settlement of Award</u>. Performance Shares will be earned and become non-forfeitable on the respective Vesting Date for each Performance Period in accordance with the RTSR Matrix; <u>provided</u>, <u>however</u>, that, except as otherwise provided in this Section 4, the Grantee remains in the continuous employ of the Company during the applicable Performance Period and is an employee of the Company on the applicable Vesting Date. Each Tranche of Performance Shares will be forfeited to the extent that they are not earned at the end of the applicable Performance Period or, except as otherwise provided in this Agreement, if the Grantee ceases to be employed by the Company at any time prior to the end of the Performance Period.

Performance Shares will be settled on the basis of one Share for each Performance Share that vests and is earned during the applicable Performance Period. Shares will be issued or transferred to the Grantee in settlement of Performance Shares that vest and are earned during an applicable Performance Period, less applicable taxes, as soon as practicable after the determination by the Committee of the level of attainment of Relative Total Stockholder Return for each Performance Period (but in no case later than 60 days after the applicable Vesting Date) ("Settlement Date"). The Company's obligations to the Grantee with respect to earned and vested Performance Shares will be satisfied in full upon the distribution of one Share for each Performance Share earned and vesting during the applicable Performance Period. On each Settlement Date, the Company may, at its election, either:

(a) credit the number of Shares to be issued or transferred to the Grantee as of that Settlement Date to a book-entry account in the name of the Grantee held by the Company's transfer agent; or

(b) deliver to the Grantee a certificate representing the number of Shares transferred or issued to the Grantee as of that Settlement Date.

Subject to Section 3(b) of this Agreement, upon the first to occur of the following events while the Grantee is employed by the Company, all 25,000 Performance Shares granted hereunder and that have not been previously earned or forfeited shall vest and be deemed earned under this Agreement:

(a) the Grantee becomes disabled;

(b) the Grantee dies; or

(c) a change in ownership or effective control of the Company, or a change in the ownership of a substantial portion of the assets of the Company.

5. Tax Withholding. The Company shall have the right to deduct from any compensation due the Grantee from the Company any federal, state, local or foreign taxes required by law to be withheld in connection with the issuance of Shares or vesting of any Performance Shares pursuant to this Agreement. To the extent that the amounts payable to the Grantee are insufficient for such withholding, it shall be a condition to the issuance of Shares or vesting of the Performance Shares, as the case may be, that the Grantee shall pay such taxes or make provisions that are satisfactory to the Company for the payment thereof within the 60-day payment period.

Unless otherwise determined by the Committee, the Company shall retain Shares otherwise deliverable on any Settlement Date in an amount sufficient to satisfy the amount of tax required to be withheld; provided, that such amounts shall not exceed the statutorily required minimum withholding. The determination of the number of Shares retained for this purpose shall be based on the Fair Market Value of the Shares on the Settlement Date.

6. Rights Not Conferred. The Grantee shall have none of the rights of a stockholder with respect to the Performance Shares, including the right to receive dividends or vote stock, until such time, if any, that Shares are distributed to the Grantee in settlement thereof. The Grantee is further advised that until distribution, the Company's obligation will be merely that of an unfunded and unsecured promise of the Company to deliver Shares in the future, and the rights of the Grantee will be no greater than that of an unsecured general creditor. No assets of the Company will be held as collateral security for the obligations of the Company hereunder, and all assets of the Company will be subject to the claims of the Company's creditors.

7. Agreement Not Assignable. This Agreement and the Performance Shares awarded hereunder are not transferable or assignable by the Grantee; provided, that no provision herein shall prevent the distribution of Shares to the Grantee's estate or designated beneficiary, in the event of the Grantee's death.

8. Adjustments. In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, stock split, reverse stock split, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, or corporate transaction or event having an effect similar to the foregoing, the Committee shall adjust the Award, as provided by the Plan.

9. Governing Law. This Agreement shall be construed in accordance with and governed by the internal substantive laws of the State of Indiana.

10. Amendments. Any amendment to the Plan shall be deemed to be an amendment to this Agreement to the extent that the amendment is applicable hereto; provided, however, that no amendment to the Plan or the Agreement shall adversely affect the value or number of the Grantee's Performance Shares without the Grantee's written consent, except to the extent necessary to comply with the provisions of Section 409A of the Code.

11.   Administration. The Committee shall have the power to interpret the Plan and this Agreement and to adopt such rules for the administration, interpretation, and application of the Plan as are consistent therewith and to interpret or revoke any such rules. All actions taken and all interpretations and determinations made by the Committee shall be final and binding upon the Grantee, the Company and all other interested persons. No member of the Committee shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or this Agreement.

It is intended that this Agreement and its administration comply with the provisions of Section 409A of the Code. Accordingly, notwithstanding any provision in this Agreement or in the Plan to the contrary, this Agreement and the Plan will be interpreted and applied in a manner consistent with such intention. As used herein, "Code" means the Internal Revenue Code of 1986 as amended from time to time, and any interpretations thereof issued by the U.S. Treasury Department on which the Company is permitted to rely.

12.   Effect on Other Employee Benefit Plans. The value of the Performance Shares granted pursuant to this Agreement shall not be included as compensation, earnings, salary or other similar terms used when calculating the Grantee's benefits under any employee benefit plan sponsored by the Company or any subsidiary, except as such plan otherwise expressly provides. The Company expressly reserves its rights to amend, modify, or terminate any of the Company's employee benefit plans.

13.   Severability. If any provision of the Plan or this Agreement is, becomes, or is deemed to be invalid, illegal or unenforceable in any jurisdiction or would disqualify the Plan or award hereunder under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the purpose or intent of the Plan or award, such provision shall be stricken as to such jurisdiction or award, and the remainder of the Plan or Agreement shall be in full force and effect.

14.   Construction. The Performance Shares granted hereunder are being issued pursuant to Sections 3(s), 7 and 11 of the Plan ("Performance Awards") and are subject to the terms of the Plan. A copy of the Plan has been given to the Grantee, and additional copies of the Plan are available upon request during normal business hours at the principal executive offices of the Company. To the extent that any provision of this Agreement violates or is inconsistent with an express provision of the Plan, the Plan provision shall govern and any inconsistent provision in this Agreement shall be of no force or effect.

15.   Data Protection. By signing below, the Grantee expressly consents to the transfer and use of personal data by the Company and its agents in connection with the administration of this Award.

16.   Binding Effect. This Agreement shall be binding upon the heirs, executors, administrators and successors of the parties hereto.

The undersigned hereby acknowledges receipt of an executed original of this Performance Share Agreement and accepts the Performance Shares granted thereunder on the terms and conditions set forth herein and in the Plan.

Date: August 1, 2007   */s/ Vinod M. Khilnani*
                                                   _____
                                                    Vinod M. Khilnani

Executed in the name and on behalf of the Company at Elkhart, Indiana as of the 1 day of August, 2007.

                              CTS CORPORATION

                              By: /s/ James L. Cummins
                                       _____
                                       James L. Cummins
                                       Senior Vice President Administration

EXHIBIT A

CTS CORPORATION

Relative Total Stockholder Return — Peer Group (32 Peers)

NAME	SYMBOL	STOCK EXCHANGE
Aeroflex Incorporated	ARXX	Nasdaq Global Select Market
ArvinMeritor, Inc.	ARM	New York Stock Exchange
AVX Corporation	AVX	New York Stock Exchange
Benchmark Electronics, Inc.	BHE	New York Stock Exchange
BorgWarner Inc.	BWA	New York Stock Exchange
Celestica Inc.	CLS	New York Stock Exchange
EPCOS AG	EPC	New York Stock Exchange
Flextronics International Ltd.	FLEX	Nasdaq Global Select Market
Frequency Electronics, Inc.	FEIM	Nasdaq Global Market
Gentex Corporation	GNTX	Nasdaq Global Select Market
Jabil Circuit, Inc.	JBL	New York Stock Exchange
KEMET Corporation	KEM	New York Stock Exchange
Key Tronic Corporation	KTCC	Nasdaq Global Market
Kimball International, Inc.	KBALB	Nasdaq Global Select Market
LaBarge, Inc.	LB	American Stock Exchange
Lear Corporation	LEA	New York Stock Exchange
LittelFuse, Inc.	LFUS	Nasdaq Global Select Market
Methode Electronics, Inc.	METH	Nasdaq Global Select Market
Molex Incorporated	MOLX	Nasdaq Global Select Market
Plexus Corp.	PLXS	Nasdaq Global Select Market
RF Micro Devices, Inc.	RFMD	Nasdaq Global Select Market
Sanmina-Sci Corporation	SANM	Nasdaq Global Select Market
Sirenza Microdevices, Inc.	SMDI	Nasdaq Global Market
Solectron Corporation	SLR	New York Stock Exchange
Sparton Corporation	SPA	New York Stock Exchange
Spectrum Control, Inc.	SPEC	Nasdaq Global Market
Stoneridge, Inc.	SRI	New York Stock Exchange
Sypris Solutions, Inc.	SYPR	Nasdaq Global Market
Technitrol, Inc.	TNL	New York Stock Exchange
Triquint Semiconductors, Inc.	TQNT	Nasdaq Global Select Market
Vishay Intertechnology, Inc.	VSH	New York Stock Exchange
Williams Controls, Inc.	WMCO	Nasdaq Global Market

Peer Group Adjustment Protocol

        If, as of the last date of any Performance Period, all of the common equity of any Peer has been delisted from the stock exchange on which any of its common equity was listed as of the date of this Agreement (and all such common equity (or the common equity of a successor to all or substantially all of the business of such Peer) has not been, within 30 days of such delisting, subsequently listed on any of the New York Stock Exchange, the Nasdaq Stock Market LLC, the London Stock Exchange or the American Stock Exchange), then:

- such Peer will be removed from the Peer Group for purposes of such Performance Period and any subsequent Performance Periods; and

- the Relative Total Stockholder Return for such Performance Period and any subsequent Performance Periods will be calculated as if such Peer had never been a member of the Peer Group.

For purposes of this Agreement, Peer includes any successor to all or substantially all of the business of an entity as set forth on <u>Exhibit A</u>, whether or not the same legal entity at end of any Performance Period.

If a company files for bankruptcy or is operating under bankruptcy protection, it clearly shows bad performance and will, therefore, stay in the Peer Group as a bottom performer.

EXHIBIT B

CTS CORPORATION

Determining Relative Total Stockholder Return
(for each Performance Period)

For purposes of calculating Relative Total Stockholder Return (rounding shall be to the nearest tenth of a percent, with all hundredths of a percent equal to or greater than 5 rounded up to the nearest tenth of a percent):

- Company Return. For each Performance Period, the Company's Total Stockholder Return will be a percentage amount determined based on (1) the average closing price of the Shares for the 20 business days immediately preceding the respective Vesting Date (including aggregate dividends for the Performance Period) compared to (2) the average closing price of the Shares for the 20 business days immediately preceding July 2, 2007.

- Peer Return.

  For each Performance Period, each Peer's Total Stock Return will be a percentage amount determined based on (1) the closing stock price on the last trading day of the Performance Period (adjusted for stock splits) compared to (2) the closing stock price on the first trading day of the Performance Period (adjusted for stock splits.)

- Company Ranking. For each Performance Period, the Company's and each Peer's Total Stockholder Return will be ranked in decreasing order. Relative Total Stockholder Return equals the percentile rank (expressed as a percentage) of the Company's Total Stockholder Return when compared to the rankings, from lowest to highest, of the Total Stockholder Returns of the Peers comprising the Peer Group for the Performance Period.

RTSR Matrix

Relative Total Stockholder Return (RTSR) for a Performance Period	Earned and Vested Performance Shares for the Performance Period
Less than 33%	0 Performance Shares
Greater than or equal to 33% and less than or equal to 49.9%	50% of Performance Shares (or 4,166 Shares)
Greater than 49.9% and less than or equal to 66.6%	100% of Performance Shares (or 8,333 Shares)
Greater than 66.6%	150% of Performance Shares (or 12,500 Shares)

* Provided, that in no event shall the Grantee be entitled to receive more than 25,000 Shares during the Performance Period under this Agreement.

Examples:

1.   Hypothetical results for First Performance Period:

    Company Ranking: 15th out of 34
    RTSR: 55.9 percentile of Peer Group
    Payout: 100%, or 8,333 Shares

2.   Hypothetical results for Second Performance Period:

    Company Ranking: 21st out of 34
    RTSR: 38.2 percentile of Peer Group
    Period Payout: 50%, or 4,166 Shares
    Cumulative Payout: 12,499 Shares

3.   Hypothetical results for Third Performance Period:

    Company Ranking: 10th out of 34
    RTSR: 70.6 percentile of Peer Group
    Period Payout: 150%, or 12,500 Shares
    Total Payout: 24,999

4.   Alternative hypothetical results for Third Performance Period (where 100% of payout received for First Performance Period and 150% of payout received for Second Performance Period, for a total of 20,833 previously earned Shares):

    Company Ranking: 8th out of 34
    RTSR: 76.5 percentile of Peer Group
    Payout: 150%, but overall cap applies – only 4,167 additional Shares are earned
    Total Payout: 25,000